

Mail Stop 3561

October 14, 2008

Ms. Sharon M. Lynch
Chief Financial Officer
Exclusive Apparel, Inc
6555 W. Gary Avenue
Las Vegas, Nevada 89139

> **Re:** **Exclusive Apparel, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 30, 2008**
> **File No. 333-140305**

Dear Ms. Lynch:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief